                         LINDAL CEDAR HOMES, INC. LOGO

                               December 20, 2000

Dear Stockholders:

     Lindal Cedar Homes, Inc. (the "Company") is offering to purchase any and all of the outstanding shares of its common stock (the "Shares") from existing stockholders for a purchase price of $4.55 per Share, net to the Seller in cash. The offer is not conditioned upon any minimum number of shares being tendered. Although the offer is being made to all holders of the shares, the following stockholders have advised the company that they do not intend to tender any shares pursuant to this offer: Robert W. Lindal; Sir Walter Lindal; Martin J. Lindal; and Douglas F. Lindal (the "Lindal Family Members"), all of whom are also officers or directors of the Company.

     The offer represents the first step in taking us private. After completion of the offer, the Lindal Family Members intend to propose a second-step merger of the Company with an entity they will form, in which all of the remaining public stockholders will receive cash for their shares at the same price as is contemplated in the offer. This offer and the second-step merger will enable the Lindal Family Members to succeed to the entire equity interest in the Company.

     The Company believes that the public market for the Shares has been and will continue to be characterized by low prices and low trading volumes. This offer provides the Stockholders other than the Lindal Family Members with an opportunity to sell their shares at a price higher than those recently available in the public market and without the liquidity limitations characterized by that market.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     On December 13, 2000, the last day the Shares were traded prior to the printing of this letter, the last reported sales price per Share for the Company's common stock on the Nasdaq SmallCap Market was $2.50. Any stockholder tendering Shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash and will not generally incur the usual transaction costs associated with open-market sales.

     A special committee of the Board of Directors (the "Special Committee"), consisting of three directors who are not Lindal Family Members or involved in the business of the Company, by unanimous vote has determined that a price of $4.55 per Share is fair from a financial point of view and moreover has received an opinion from its financial advisor, First Security Van Kasper, Inc., that a price of $4.55 per Share is fair from a financial point of view. The Special Committee recommends that the Stockholders other than the Lindal Family Members accept the offer and tender their shares pursuant to the offer.

     The offer will expire at midnight, New York City time, on January 19, 2001, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call the Information Agent for the offer, MacKenzie Partners, Inc., at (800) 322-2885.

                                             Sincerely,

                                             LINDAL CEDAR HOMES, INC.

Enclosures